Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity

Genetic Technologies Limited

ABN

17 009 212 328

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares (Shares).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	928,397,236 Shares.
3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Fully Paid Shares.

+ See chapter 19 for defined terms.

04/03/2013 Appendix 3B Page 1

4 Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities? If the additional +securities do not rank equally, please state: • • the date from which they do the extent to which participateforthe dividend, (in the case they next of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next • dividend, distribution or interest payment 5 Issue price or consideration 6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets) 6a Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A? If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i 6b The date resolution passed the security holder under rule 7.1A was 6c Number of +securities issued without security holder approval under rule 7.1 N/A 29 November 2018 Yes. 125,000,000 Shares issued pursuant to the placement of non-renounceable rights issue shortfall. 803,397,236 Shares issued pursuant to the placement of non-renounceable rights issue underwriting. $0.004 per Share. Yes.

6d	Number of +securities issued with security holder approval under rule 7.1A	N/A
6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	N/A
6f	Number of +securities issued under an exception in rule 7.2	928,397,236 Shares.
6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	N/A
6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A
6i	Calculate the entity's remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer Annexure 1
7	+Issue dates Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A. Cross reference: item 33 of Appendix 3B.	28 October 2019

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the +securities in section 2 if applicable)	4,063,134,143	Fully paid ordinary shares

+ See chapter 19 for defined terms.

04/03/2013 Appendix 3B Page 3

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the +securities in section 2 if applicable)	5,000,000	Options exercisable at $0.02 each expiring 31/03/20
		5,500,000	Options exercisable at $0.01 each expiring 16/02/22
		12,500,000	Options exercisable at $0.0153 each expiring 08/08/21
		10,000,000	Options exercisable at $0.01 each expiring 11/12/21
		15,000,000	Class A Performance Rights at $0 each expiring 11/12/21
		16,066,050	Warrants issued for nil consideration and exercisable at USD$0.00533, exp 23/05/24

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Company does not have a dividend policy

Part 2 - Pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A

16 Will holdings on different registers (or subregisters) be aggregatedfor entitlements? calculating 17 Policy for deciding entitlements in relation to fractions 18 Names of countries in which the entity has security holders who will not be sent new offer documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7. 19 Closingdateforreceipt acceptances or renunciations of + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 5 N/A N/A N/A N/A

20 Names of any underwriters 21 Amount of any underwriting fee or commission 22 Names of any brokers to the issue 23 Fee or commission payable to the broker to the issue 24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders 25 If the issue is contingent on security holders’ approval, the date of the meeting 26 Date entitlement and acceptance form and offer documents will be sent to persons entitled 27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders 28 Date rights trading will begin (if applicable) 29 Date rights trading will end (if applicable) 30 How do security holders sell their entitlements in full through a broker? 31 How do security holders sell part of their entitlements through a broker and accept for the balance? + See chapter 19 for defined terms. Appendix 3B Page 6 04/03/2013 N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A

32 How do security holders dispose of their entitlements (except by sale through a broker)? +Issue date 33 Part 3 - Quotation of securities You need only complete this section if you are applying for quotation of securities Type of +securities (tick one) 34 +Securities described in Part 1 (a) All other +securities Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities (b) Entities that have ticked box 34(a) Additional securities forming a new class of securities Tick to indicate you are providing the information or documents If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders 35 36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over A copy of any trust deed for the additional +securities 37 + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 7 N/A N/A

Entities that have ticked box 34(b) Number of +securities for which +quotation is sought 38 +Class of +securities for which quotation is sought 39 Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities? 40 If the additional +securities do not rank equally, please state: • • the date from which they do the extent to which they participate for the next dividend, (in the case of a trust, distribution) payment or interest • the extent to which they do not rank equally, other than in relation to the next dividend, distribution payment or interest 41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security) +class 42 Number +securities and ofall ASX quoted on (including the +securities in clause 38) + See chapter 19 for defined terms. Appendix 3B Page 8 04/03/2013 Number +Class N/A N/A N/A N/A N/A

Quotation agreement 1 +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides. 2 We warrant the following to ASX. • The issue of the +securities to be quoted complies with the law and is not for an illegal purpose. • There is no reason why those +securities should not be granted +quotation. • An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty • Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted. • If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement. 4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete. Sign: Date: 28 October 2019 Print name: Justyn Stedwell Company Secretary + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 9

Appendix 3B – Annexure 1 Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities Introduced 01/08/12 Amended 04/03/13 Part 1 + See chapter 19 for defined terms. Appendix 3B Page 10 04/03/2013 Rule 7.1 – Issues exceeding 15% of capital Step 1: Calculate “A”, the base figure from which the placement capacity is calculated Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue 2,644,115,824 Add the following: •Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2 •Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval •Number of partly paid +ordinary securities that became fully paid in that 12 month period Note: •Include only ordinary securities here – other classes of equity securities cannot be added •Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed •It may be useful to set out issues of securities on different dates as separate line items 1,419,018,319 Subtract the number of fully paid +ordinary securities cancelled during that 12 month period Nil “A” 4,063,134,143

+ See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 11 Step 2: Calculate 15% of “A” “B” 0.15 [Note: this value cannot be changed] Multiply “A” by 0.15 609,470,121 Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued: •Under an exception in rule 7.2 •Under rule 7.1A •With security holder approval under rule 7.1 or rule 7.4 Note: •This applies to equity securities, unless specifically excluded – not just ordinary securities •Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed •It may be useful to set out issues of securities on different dates as separate line items Nil “C” Nil Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1 “A” x 0.15 Note: number must be same as shown in Step 2 609,470,121 Subtract “C” Note: number must be same as shown in Step 3 Nil Total [“A” x 0.15] – “C” 609,470,121 [Note: this is the remaining placement capacity under rule 7.1]

Part 2 + See chapter 19 for defined terms. Appendix 3B Page 12 04/03/2013 Rule 7.1A – Additional placement capacity for eligible entities Step 1: Calculate “A”, the base figure from which the placement capacity is calculated “A” Note: number must be same as shown in Step 1 of Part 1 4,063,134,143 Step 2: Calculate 10% of “A” “D” 0.10 Note: this value cannot be changed Multiply “A” by 0.10 406,313,414 Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A Notes: •This applies to equity securities – not just ordinary securities •Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed •Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained •It may be useful to set out issues of securities on different dates as separate line items Nil “E” Nil

+ See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 13 Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A “A” x 0.10 Note: number must be same as shown in Step 2 406,313,414 Subtract “E” Note: number must be same as shown in Step 3 Nil Total [“A” x 0.10] – “E” 406,313,414 Note: this is the remaining placement capacity under rule 7.1A